Telephone: 1-310-712-6600 Facsimile: 1-310-712-8800 WWW.SULLCROM.COM	1888 Century Park East Los Angeles, California 90067-1725 ___________ New York • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	James Lopez
Robert Arzonetti
Robert Klein
Cara Lubit

Re:	PacWest Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
File No. 001-36408

Ladies and Gentlemen:

On behalf of PacWest Bancorp (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 filed on February 27, 2023 (the “Form 10-K”).

Set forth below is the response of the Company to the comment of the Staff’s letter to the Company, dated September 21, 2023, relating to the Form 10-K. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after the numbered comment.

General

1.	Please advise us how you plan to consider, in your future filings, the disclosures on the comments issued on the Form S-4.

Response: We respectfully advise the Staff that the Company is committed to conforming the disclosure in its future filings to comply with the comments in the Staff’s letter dated September 20, 2023 relating to Banc of California, Inc.’s Registration Statement on Form S-4 filed on August 28, 2023 (the “Form S-4”), along with any additional comments that the Staff may provide in connection with the Form S-4. We hereby confirm the Company’s future filings will reflect changes corresponding to the disclosure updates that will be made to the Form S-4 in response to the Staff’s comments.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (310) 712-6603. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Patrick S. Brown
Patrick S. Brown
Partner

SULLIVAN & CROMWELL LLP

CC:	Paul W. Taylor, PacWest Bancorp

Kevin L. Thompson, PacWest Bancorp

Angela M.W. Kelley, PacWest Bancorp